FORM 51-102F3

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.
2303 West 41st Avenue
Vancouver, BC, V6M 2A3

Item 2: Date of Material Change:

March 15, 2011

Item 3: News Release:

A news release dated & issued on March 15, 2011 was disseminated through Canada News Wire.

Item 4: Summary of Material Change:

Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) announced the closing of a private placement (announced in a news release February 21, 2011) for gross proceeds of $3,000,000.

Item 5: Full Description of Material Change:

The Company placed 9,248,333 Non-Flow-Through Units at $0.30 per unit, with each unit consisting of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for one year at an exercise price of $0.35.

A total of 644,286 Flow-Through Units (“FT Unit”) at $0.35 cents per unit were also placed. Each FT Unit consists of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non-flow-through common share of the Company at $0.45 for a period of one year.

All common shares issued in connection with the units are subject to regulatory hold periods expiring July 16, 2011. In connection with the closing of the financing, the Company has paid finder’s fees of $24,775 in cash. The foregoing is subject to final regulatory approval.

See the full news release dated March 15, 2011, attached hereto.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Linda Holmes, Corporate Secretary
Telephone: 250-404-0310 Facsimile: 604-685-6550

Item 9: Date of Report

March 15, 2011